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                                                                     EXHIBIT 3.9


                            ARTICLES OF INCORPORATION
                                       OF
                               OCB Restaurant Co.


         The undersigned incorporator, being a natural person 18 years of age or older, in order to form a corporation under Minnesota Statutes, Chapter 302A, hereby adopts the following Articles of Incorporation:

                                    ARTICLE I

         The name of this corporation is OCB Restaurant Co.

                                   ARTICLE II

         The registered office of this corporation is located at 10260 Viking Drive, Suite 100, Eden Prairie, Minnesota 55344.

                                   ARTICLE III

         This Corporation is authorized to issue an aggregate total of 1,000 shares. All of the shares shall be designated Common Stock, and the par value of each share shall be $.01 per share.

                                   ARTICLE IV

         The name and address of the incorporator of this Corporation is as follows: Henry F. Frisch, 2200 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55344.

                                    ARTICLE V

         The names of the first directors of this Corporation are Roe H. Hatlen, Joseph A. Conti, Sr. and Clark C. Grant.

                                   ARTICLE VI

         Any action required or permitted to be taken at a meeting of the Board of Directors of this Corporation not needing approval by the shareholders under Minnesota Statutes, Chapter 302A, may be taken by written action signed by the number of directors that would be required to take such action at a meeting of the Board of Directors at which all directors are present.

                                   ARTICLE VII

         No shareholder of this Corporation shall have any cumulative voting rights.


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                                  ARTICLE VIII

         No shareholder of this Corporation shall have any preemptive rights to subscribe for, purchase or acquire any shares of the Corporation of any class, whether unissued or now or hereafter authorized, or any obligations or other securities convertible into or exchangeable for any such shares.

                                   ARTICLE IX

         No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this Article shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 302A.559 or Section 80A.23 of the Minnesota Statutes, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

         IN WITNESS WHEREOF, I have subscribed my name this 1st day of March, 1994.
                                                     /s/ Henry F. Frisch
                                                     ---------------------------
                                                     Henry F. Frisch



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